Exhibit 99.1

STONECO LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held August 29, 2023

NOTICE IS HEREBY GIVEN that an Annual General Meeting of StoneCo Ltd. (the “AGM”) will be held at the offices of the Company at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands on August 29, 2023 at 9:00 a.m. Cayman Islands time (GMT-5).

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As an ordinary resolution, that the Company’s financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 be confirmed, ratified and approved.

2.	As a special resolution, that the Company's Amended and Restated Memorandum and Articles of Association currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association as available on the Investor Relations section of the Company's website at https://investors.stone.co/ (the “Articles”).

3.	As an ordinary resolution, that the reelection of André Street de Aguiar as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles be approved.

4.	As an ordinary resolution, that the reelection of Conrado Engel as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles be approved.

5.	As an ordinary resolution, that the reelection of Luciana Ibiapina Lira Aguiar as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles be approved.

6.	As an ordinary resolution, that the reelection of Diego Fresco Gutiérrez as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles be approved.

7.	As an ordinary resolution, that the reelection of Mauricio Luis Luchetti as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles be approved.

8.	As an ordinary resolution, that the reelection of Patricia Regina Verderesi Schindler as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles be approved.

9.	As an ordinary resolution, that the election of Thiago dos Santos Piau as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles be approved.

10.	As an ordinary resolution, that the election of Luiz André Barroso as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles be approved.

11.	As an ordinary resolution, that the election of Silvio José Morais as a director of the Company, to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with the terms of the Articles be approved.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the “Board”) has fixed the close of business on July 19, 2023, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2022 annual report for the fiscal year ended December 31, 2022 (the “Form 20-F”) was filed with the U.S. Securities and Exchange Commission (the “Commission”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department by email at investors@stone.co.

Shareholders may obtain a copy of the Articles along with a marked version against the Company's Amended and Restated Memorandum and Articles of Association currently in effect, free of charge, from the Investor Relations section of the Company’s website at https://investors.stone.co/ or by contacting the Company’s Investor Relations Department by email at investors@stone.co.

In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalized proxy card attached to this Notice.

By Order of the Board of Directors

s/André Street de Aguiar

Name: André Street de Aguiar

Title: Chairman of the Board of Directors

Dated: July 24, 2023

Registered Office:

c/o Harneys Fiduciary (Cayman) Limited

Fourth Floor, Harbour Place

103 South Church Street, PO Box 10240

Grand Cayman KY1-1002

Cayman Islands